================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K
                            ------------------------

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

FOR THE TRANSITION PERIOD FROM                TO

COMMISSION FILE NUMBER 1-12387

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  TENNECO INC.
                                1275 KING STREET
                          GREENWICH, CONNECTICUT 06831

================================================================================

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Tenneco Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Tenneco Thrift Plan For Hourly Employees as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Tenneco Benefits Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Tenneco Thrift Plan For Hourly Employees as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, included as Schedule I, reportable transactions -- series of transactions for the year ended December 31, 1997, included as Schedule II, reportable transactions -- single transactions for the year ended December 31, 1997, included as Schedule III, and nonexempt transactions for the year ended December 31, 1997, included as
Schedule IV, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
June 15, 1998

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1997 AND 1996

                                                                 1997          1996
                                                                 ----          ----
INVESTMENTS:
  Corporate securities --
     Tenneco Inc. common stock..............................  $17,570,588   $ 6,192,594
     El Paso Natural Gas Company common stock...............    1,551,113       609,841
     Newport News Shipbuilding Inc. common stock............    1,259,181       389,550
     Amoco Corporation common stock.........................      126,581            --
                                                              -----------   -----------
                                                               20,507,463     7,191,985
  Collective trust funds --
     BZW Barclays Equity Index Fund.........................    7,929,132     3,181,878
     BZW Barclays U.S. Debt Market Index Fund...............    3,098,425     1,783,655
     Norwest Advantage Growth Balance Fund..................    1,121,591            --
     Norwest Advantage Index Fund...........................    1,046,543            --
                                                              -----------   -----------
                                                               13,195,691     4,965,533
  Registered investment companies --
     Fidelity Growth Company Fund...........................   20,635,599     2,588,137
     INVESCO Value Trust Total Return Fund..................    9,010,952       283,529
     Putnam New Opportunities Fund..........................    4,925,755     2,247,853
     Templeton Foreign Fund.................................      827,805       264,170
     Fidelity Managed Income Fund...........................    1,220,770            --
     Fidelity Magellan Fund.................................    1,592,305            --
     Fidelity Equity Income Fund............................    1,561,891            --
     Fidelity OTC Portfolio.................................      193,088            --
     Fidelity Balanced Fund.................................      233,621            --
     Fidelity Global Balanced Fund..........................       64,401            --
                                                              -----------   -----------
                                                               40,265,687     5,383,689
  Money market funds --
     Nations Cash Reserves..................................   18,350,081     2,335,726
     Other..................................................      193,658            --
                                                              -----------   -----------
                                                               18,543,739     2,335,726
  Participant loans receivable..............................    2,721,460       566,866
                                                              -----------   -----------
       Total investments....................................   95,234,040    20,443,799
RECEIVABLES:
  Employees' contributions..................................       38,161       241,875
  Employers' contributions..................................       19,540       117,445
  Accrued interest..........................................       96,028        13,189
CASH........................................................           24            --
OTHER.......................................................      (56,904)       (7,777)
                                                              -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS......................  $95,330,889   $20,808,531
                                                              ===========   ===========

  The accompanying notes to financial statements are an integral part of these financial statements.

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of
  period....................................................    $20,808,531
                                                                -----------
ADD:
  Dividends --
     Tenneco Inc............................................        286,998
     Other corporate securities.............................         25,886
     Registered investment companies........................      2,355,653
  Interest..................................................        377,948
                                                                -----------
                                                                  3,046,485
  Net depreciation in fair value of investments.............     (1,786,376)
                                                                -----------
       Net investment income................................      1,260,109
  Contributions --
     Employees..............................................     10,668,688
     Employers..............................................      5,222,441
     Rollovers..............................................        344,760
                                                                -----------
                                                                 16,235,889
  Repayment of loan interest................................        102,092
  Transfers from other plans (Note 4).......................     59,439,155
                                                                -----------
       Total additions......................................     77,037,245
                                                                -----------
DEDUCT:
  Withdrawals...............................................      2,514,887
                                                                -----------
       Total deductions.....................................      2,514,887
                                                                -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of period.......    $95,330,889
                                                                ===========

  The accompanying notes to financial statements are an integral part of this financial statement.

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

1. DESCRIPTION OF THE HOURLY THRIFT PLAN:

The following description of the Tenneco Thrift Plan For Hourly Employees (the Hourly Thrift Plan) provides only general information. Participants should refer to the Hourly Thrift Plan document for a more complete description of the Hourly Thrift Plan's provisions.

GENERAL

The Hourly Thrift Plan was established effective April 1, 1996, and was amended and restated effective December 1, 1996. The Hourly Thrift Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Hourly Thrift Plan covers eligible hourly employees of Tenneco Inc., its subsidiaries and covered groups (collectively, the Employers) that have adopted the Hourly Thrift Plan.

CONTRIBUTIONS

Eligible employees electing to participate in the Hourly Thrift Plan may make salary deferral contributions (Salary Deferral Contribution Account) by payroll deduction of not less than 1 percent nor greater than 8 percent of compensation (or such percentage of compensation greater than 8 percent as may be specified in a covered group's special appendix to the Hourly Thrift Plan), as defined, with such contributions limited to $9,500 for 1997. The Employers contribute on behalf of the participants a matching contribution equal to an amount detailed in each group's special appendix.

The Employers' matching contributions are generally invested in Tenneco Inc. common stock. The Employers' matching contributions and the related earnings must remain in the form of Tenneco Inc. common stock until the participant reaches age 55 or terminates employment and requests a total distribution. Certain covered groups may direct the Employers' matching contributions to the investment options listed in Note 3.

VESTING

Participants are 100 percent vested in their salary deferral contributions made to the Hourly Thrift Plan.

The Employers' matching contributions become vested in accordance with the schedule detailed in each covered group's special appendix.

Upon attainment of age 65, or termination of employment due to death or total disability, a participant will become 100 percent vested in the Employers' matching contributions. Forfeited nonvested accounts will be applied to reduce future Employers' matching contributions.

WITHDRAWALS AND PARTICIPANT LOANS

Upon retirement or other termination of employment, the participant may receive the value of the vested interest in his account as a lump-sum distribution.

Certain participants, as specified in the covered group's special appendix, who have attained age 55 may elect an in-service withdrawal. Certain participants, as specified in the covered group's special appendix, who have not attained age 59 1/2 may elect to withdraw all or part of their account balances, reduced by the portion of their account balances attributable to salary deferral contributions.

Certain participants, as specified in the covered group's special appendix, may, subject to the approval of the plan administrator, make a hardship withdrawal from their Salary Deferral Contribution Accounts (certain covered groups may also withdraw Employer matching contributions), excluding gains and earnings in such accounts. A hardship withdrawal shall only be made in the event of a financial need constituting a hardship.

Certain participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the last 12 months, or 50 percent of their account balances. Loan terms range from 1 to 4 1/2 years. Loans bear a rate commensurate with prevailing rates. The current interest rate for new loans was 7.75 percent as of December 31, 1997 and 1996. Principal and interest are paid through payroll deductions.

ADMINISTRATION

The Hourly Thrift Plan is administered by the Tenneco Benefits Committee (the Committee). NationsBank of Texas, N.A. (the Trustee), was the trustee of the Hourly Thrift Plan Trust (the Trust) prior to February 1, 1998. During 1997, the Defined Contribution Division of NationsBank of Texas, N.A., was purchased by Bankers Trust Company. Effective February 1, 1998, the Plan transferred all assets to Bankers Trust Company.

2. SUMMARY OF ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Hourly Thrift Plan are presented on the accrual basis of accounting. The investments of the Hourly Thrift Plan are reported at quoted market value. Participant loans receivable are reported at cost which approximates fair value.

EARNINGS

Individual participants' accounts are credited daily with investment earnings and losses for each investment option in the ratio that the participant's account balance bears to all account balances.

EXPENSES

Substantially all administrative expenses are currently paid by the Employers. In the event expenses are not paid by the Employers, such expenses would be paid by the Hourly Thrift Plan.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

OTHER

Certain 1996 amounts have been reclassified to conform with the 1997 presentation.

3. INVESTMENT OPTIONS:

Participants may invest salary deferral contributions credited to their accounts in one or more of the following:

     Tenneco Inc. Common Stock

     BZW Barclays Equity Index Fund -- Fund seeks to earn high returns by investing in a broad array of established U.S. companies.

     BZW Barclays U.S. Debt Market Index Fund -- Fund seeks to earn moderate returns with a moderate level of risk by investing in a diversified portfolio of high-quality U.S. Government, corporate, mortgage-backed and asset-backed bonds.

     Fidelity Growth Company Fund -- Fund seeks capital appreciation by investing primarily in common stock and securities convertible into common stock of those companies believed to have above-average growth.

     INVESCO Value Trust Total Return Fund -- Fund seeks reasonably consistent total returns over a variety of market cycles by investing in a combination of equity securities and fixed income securities.

     Putnam New Opportunities Fund -- Fund seeks to achieve long-term capital appreciation primarily through common stock investments in companies in economic sectors with above-average prospects for growth.

     Templeton Foreign Fund -- Fund invests in stocks and debt obligations of companies and governments outside the U.S.

     Money Market Fund -- Invests in Nations Cash Reserves, which seek to preserve principal value and maintain a high degree of liquidity while providing current income.

Shares of Newport News Shipbuilding Inc. common stock, received through a 1996 distribution to shareholders, and El Paso Natural Gas Company common stock, received through a 1996 merger transaction, are held in separate funds; however, participants cannot direct contributions or investment transfers to these funds. Interest and dividends earned on these funds are transferred to the Money Market Fund.

See Exhibits 1 and 2 for individual fund information.

4. TRANSFERS FROM OTHER PLANS:

Effective December 31, 1997, the hourly participants of the Tenneco 401(k) Savings Plan for Chippewa Falls (the Chippewa Falls Plan) became eligible to participate in the Hourly Thrift Plan, and their account balances maintained under the Chippewa Falls Plan were merged into the Hourly Thrift Plan. In conjunction with the merger, the Hourly Thrift Plan received approximately $2,500,000 from Norwest, the trustee of the Chippewa Falls Plan. These assets are recorded in Exhibits 1 and 2 as Merger Assets.

In addition, effective December 31, 1997, the hourly participants of the Clevite Bargaining Investment Plan (the Clevite Plan) became eligible to participate in the Hourly Thrift Plan, and their account balances maintained under the Clevite Plan were merged into the Hourly Thrift Plan. In conjunction with the merger, the Hourly Thrift Plan received approximately $5,000,000 from Fidelity Investments Institutional Services Company, the trustee of the Clevite Plan. These assets are recorded in Exhibits 1 and 2 as Merger Assets.

Effective August 1, 1997, the hourly participants of the Tenneco Packaging Inc. 401(k) Savings Plan (the Packaging Plan) became eligible to participate in the Hourly Thrift Plan, and their account balances maintained under the Packaging Plan were merged into the Hourly Thrift Plan. In conjunction with the merger, the Hourly Thrift Plan received approximately $51,900,000 from Dreyfus Trust Company, the trustee of the Packaging Plan.

5. FEDERAL INCOME TAXES:

The Hourly Thrift Plan obtained its latest determination letter on March 20, 1998, in which the Internal Revenue Service stated that the Hourly Thrift Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Hourly Thrift Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Hourly Thrift Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Hourly Thrift Plan is qualified and the related trust is tax-exempt.

A participant is not subject to federal income tax on matching employer contributions, salary deferral contributions or earnings on such participant's account balance until distributed.

6. TERMINATION OF THE HOURLY THRIFT PLAN:

Although the participating Employers intend to continue the Hourly Thrift Plan indefinitely, they reserve the right to terminate the Hourly Thrift Plan or withdraw from participation in the Hourly Thrift Plan. Any assets which are not allocated to the accounts of participants upon the complete termination of the Hourly Thrift Plan or complete discontinuance of contributions will be allocated among all of the participants' accounts pro rata on the basis of their account balance at the date of termination.

                                                                       EXHIBIT 1

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1997

                                                                      PARTICIPANT-DIRECTED INVESTMENTS
                                           ---------------------------------------------------------------------------------------

                                                                         BZW BARCLAYS    FIDELITY       INVESCO         PUTNAM
                                           TENNECO INC.   BZW BARCLAYS    U.S. DEBT       GROWTH      VALUE TRUST         NEW
                                              COMMON      EQUITY INDEX   MARKET INDEX     COMPANY     TOTAL RETURN   OPPORTUNITIES
                                              STOCK           FUND           FUND          FUND           FUND           FUND
                                           ------------   ------------   ------------    --------     ------------   -------------
INVESTMENTS:
 Corporate securities --
   Tenneco Inc. common stock.............  $10,361,095    $        --     $       --    $        --   $        --     $       --
   El Paso Natural Gas Company common
    stock................................           --             --             --             --            --             --
   Newport News Shipbuilding Inc. common
    stock................................           --             --             --             --            --             --
   Amoco Corporation common stock........           --             --             --             --            --             --
                                           -----------    -----------     ----------    -----------   -----------     ----------
                                            10,361,095             --             --             --            --             --
 Collective trust funds --
   BZW Barclays Equity Index Fund........           --      7,929,132             --             --            --             --
   BZW Barclays U.S. Debt Market Index
    Fund.................................           --             --      3,098,425             --            --             --
   Norwest Advantage Growth Balance
    Fund.................................           --             --             --             --            --             --
   Norwest Advantage Index Fund..........           --             --             --             --            --             --
                                           -----------    -----------     ----------    -----------   -----------     ----------
                                                    --      7,929,132      3,098,425             --            --             --
 Registered investment companies --
   Fidelity Growth Company Fund..........           --             --             --     20,635,599            --             --
   INVESCO Value Trust Total Return
    Fund.................................           --             --             --             --     9,010,952             --
   Putnam New Opportunities Fund.........           --             --             --             --            --      4,925,755
   Templeton Foreign Fund................           --             --             --             --            --             --
   Other.................................           --             --             --             --            --             --
   Fidelity Managed Income Fund..........           --             --             --             --            --             --
   Fidelity Magellan Fund................           --             --             --             --            --             --
   Fidelity Equity Income Fund...........           --             --             --             --            --             --
   Fidelity OTC Portfolio................           --             --             --             --            --             --
   Fidelity Balanced Fund................           --             --             --             --            --             --
   Fidelity Global Balanced Fund.........           --             --             --             --            --             --
                                           -----------    -----------     ----------    -----------   -----------     ----------
                                                    --             --             --     20,635,599     9,010,952      4,925,755
 Money market funds --
   Nations Cash Reserves.................      240,872             --             --             --            --             --
   Other.................................           --             --             --             --            --             --
                                           -----------    -----------     ----------    -----------   -----------     ----------
                                               240,872             --             --             --            --             --
 Participant loans receivable............           --             --             --             --            --             --
                                           -----------    -----------     ----------    -----------   -----------     ----------
    Total investments....................   10,601,967      7,929,132      3,098,425     20,635,599     9,010,952      4,925,755
RECEIVABLES:
 Employees' contributions................       13,012          4,757            581          3,799         1,196          7,755
 Employers' contributions................           --             --             --             --            --             --
 Accrued interest........................        1,498            113              7             60         2,323            234
CASH.....................................           --             15              9             --            --             --
OPTION TRANSFERS RECEIVABLE (PAYABLE)....       92,908      2,613,287           (291)        (6,566)    2,916,525        194,074
OTHER....................................           --             --             --             --            --             --
                                           -----------    -----------     ----------    -----------   -----------     ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS...  $10,709,385    $10,547,304     $3,098,731    $20,632,892   $11,930,996     $5,127,818
                                           ===========    ===========     ==========    ===========   ===========     ==========

                                             PARTICIPANT-DIRECTED INVESTMENTS
                                           -------------------------------------

                                           TEMPLETON      MONEY
                                            FOREIGN      MARKET      PARTICIPANT
                                             FUND         FUND          LOANS
                                           ---------     ------      -----------
INVESTMENTS:
 Corporate securities --
   Tenneco Inc. common stock.............  $     --    $        --   $       --
   El Paso Natural Gas Company common
    stock................................        --             --           --
   Newport News Shipbuilding Inc. common
    stock................................        --             --           --
   Amoco Corporation common stock........        --             --           --
                                           --------    -----------   ----------
                                                 --             --           --
 Collective trust funds --
   BZW Barclays Equity Index Fund........        --             --           --
   BZW Barclays U.S. Debt Market Index
    Fund.................................        --             --           --
   Norwest Advantage Growth Balance
    Fund.................................        --             --           --
   Norwest Advantage Index Fund..........        --             --           --
                                           --------    -----------   ----------
                                                 --             --           --
 Registered investment companies --
   Fidelity Growth Company Fund..........        --             --           --
   INVESCO Value Trust Total Return
    Fund.................................        --             --           --
   Putnam New Opportunities Fund.........        --             --           --
   Templeton Foreign Fund................   827,805             --           --
   Other.................................        --             --           --
   Fidelity Managed Income Fund..........        --             --           --
   Fidelity Magellan Fund................        --             --           --
   Fidelity Equity Income Fund...........        --             --           --
   Fidelity OTC Portfolio................        --             --           --
   Fidelity Balanced Fund................        --             --           --
   Fidelity Global Balanced Fund.........        --             --           --
                                           --------    -----------   ----------
                                            827,805             --           --
 Money market funds --
   Nations Cash Reserves.................        --     17,750,920           --
   Other.................................        --             --           --
                                           --------    -----------   ----------
                                                 --     17,750,920           --
 Participant loans receivable............        --             --    2,555,274
                                           --------    -----------   ----------
    Total investments....................   827,805     17,750,920    2,555,274
RECEIVABLES:
 Employees' contributions................     1,172          5,889           --
 Employers' contributions................        --             --           --
 Accrued interest........................        33         81,291           --
CASH.....................................        --             --           --
OPTION TRANSFERS RECEIVABLE (PAYABLE)....    66,262      1,510,462      157,467
OTHER....................................        --             --           --
                                           --------    -----------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS...  $895,272    $19,348,562   $2,712,741
                                           ========    ===========   ==========

                                                          NONPARTICIPANT-DIRECTED INVESTMENTS
                                           ------------------------------------------------------------------
                                                            EL PASO
                                                          NATURAL GAS   NEWPORT NEWS
                                           TENNECO INC.     COMPANY     SHIPBUILDING
                                              COMMON        COMMON          INC.       CLEARING     MERGER
                                              STOCK          STOCK      COMMON STOCK   ACCOUNT      ASSETS         TOTAL
                                           ------------   -----------   ------------   --------     ------         -----
INVESTMENTS:
 Corporate securities --
   Tenneco Inc. common stock.............   $7,113,310    $       --     $       --    $     --   $    96,183   $17,570,588
   El Paso Natural Gas Company common
    stock................................           --     1,551,113             --          --            --     1,551,113
   Newport News Shipbuilding Inc. common
    stock................................           --            --      1,259,181          --            --     1,259,181
   Amoco Corporation common stock........           --            --             --          --       126,581       126,581
                                            ----------    ----------     ----------    --------   -----------   -----------
                                             7,113,310     1,551,113      1,259,181          --       222,764    20,507,463
 Collective trust funds --
   BZW Barclays Equity Index Fund........           --            --             --          --            --     7,929,132
   BZW Barclays U.S. Debt Market Index
    Fund.................................           --            --             --          --            --     3,098,425
   Norwest Advantage Growth Balance
    Fund.................................           --            --             --          --     1,021,591     1,021,591
   Norwest Advantage Index Fund..........           --            --             --          --     1,046,543     1,046,543
                                            ----------    ----------     ----------    --------   -----------   -----------
                                                    --            --             --          --     2,168,134    13,195,691
 Registered investment companies --
   Fidelity Growth Company Fund..........           --            --             --          --            --    20,635,599
   INVESCO Value Trust Total Return
    Fund.................................           --            --             --          --            --     9,010,952
   Putnam New Opportunities Fund.........           --            --             --          --            --     4,925,755
   Templeton Foreign Fund................           --            --             --          --            --       827,805
   Other.................................           --            --             --          --     4,865,576     4,865,576
   Fidelity Managed Income Fund..........           --            --             --          --     1,220,770     1,220,770
   Fidelity Magellan Fund................           --            --             --          --     1,592,305     1,592,305
   Fidelity Equity Income Fund...........           --            --             --          --     1,561,391     1,561,391
   Fidelity OTC Portfolio................           --            --             --          --       193,088       193,088
   Fidelity Balanced Fund................           --            --             --          --       233,621       233,621
   Fidelity Global Balanced Fund.........           --            --             --          --        64,401        64,401
                                            ----------    ----------     ----------    --------   -----------   -----------
                                                    --            --             --          --     4,865,576    40,265,687
 Money market funds --
   Nations Cash Reserves.................      165,369        30,644         27,363     134,913            --    18,350,081
   Other.................................           --            --             --          --       193,658       193,658
                                            ----------    ----------     ----------    --------   -----------   -----------
                                               165,369        30,644         27,363     134,913       193,658    18,543,739
 Participant loans receivable............           --            --             --          --       166,186     2,721,460
                                            ----------    ----------     ----------    --------   -----------   -----------
    Total investments....................    7,278,679     1,581,757      1,286,544     134,913     7,616,318    95,234,040
RECEIVABLES:
 Employees' contributions................           --            --             --          --            --        38,161
 Employers' contributions................       19,540            --             --          --            --        19,540
 Accrued interest........................        1,008         8,724             78         659            --        96,028
CASH.....................................           --            --             --          --            --            24
OPTION TRANSFERS RECEIVABLE (PAYABLE)....         (645)       (9,056)          (376)     25,363    (7,559,414)           --
OTHER....................................           --            --             --          --       (56,904)      (56,904)
                                            ----------    ----------     ----------    --------   -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS...   $7,298,582    $1,581,425     $1,286,246    $160,935   $        --   $95,330,889
                                            ==========    ==========     ==========    ========   ===========   ===========

   This exhibit is an integral part of the accompanying financial statements

                                                                       EXHIBIT 1
                                                                       CONTINUED

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1996

                                                                    PARTICIPANT-DIRECTED INVESTMENTS
                                         --------------------------------------------------------------------------------------
                                                                       BZW BARCLAYS    FIDELITY      INVESCO
                                         TENNECO INC.   BZW BARCLAYS    U.S. DEBT       GROWTH     VALUE TRUST     PUTNAM NEW
                                            COMMON      EQUITY INDEX   MARKET INDEX    COMPANY     TOTAL RETURN   OPPORTUNITIES
                                            STOCK           FUND           FUND          FUND          FUND           FUND
                                         ------------   ------------   ------------    --------    ------------   -------------
INVESTMENTS:
 Corporate securities--
   Tenneco Inc. common stock...........   $1,689,642     $       --     $       --    $       --     $     --      $       --
   El Paso Natural Gas Company common
     stock.............................           --             --             --            --           --              --
   Newport News Shipbuilding Inc.
     common stock......................           --             --             --            --           --              --
                                          ----------     ----------     ----------    ----------     --------      ----------
                                           1,689,642             --             --            --           --              --
 Collective trust funds--
   BZW Barclays Equity Index Fund......           --      3,181,878             --            --           --              --
   BZW Barclays U.S. Debt Market Index
     Fund..............................           --             --      1,783,655            --           --              --
                                          ----------     ----------     ----------    ----------     --------      ----------
                                                  --      3,181,878      1,783,655            --           --              --
 Registered investment companies--
   Fidelity Growth Company Fund........           --             --             --     2,588,137           --              --
   INVESCO Value Trust Total Return
     Fund..............................           --             --             --            --      283,529              --
   Putnam New Opportunities Fund.......           --             --             --            --           --       2,247,853
   Templeton Foreign Fund..............           --             --             --            --           --              --
                                          ----------     ----------     ----------    ----------     --------      ----------
                                                  --             --             --     2,588,137      283,529       2,247,853
 Nations Cash Reserves.................       46,899             --             --            --           --              --
 Participant loans receivable..........           --             --             --            --           --              --
                                          ----------     ----------     ----------    ----------     --------      ----------
       Total investments...............    1,736,541      3,181,878      1,783,655     2,588,137      283,529       2,247,853
RECEIVABLES:
 Employees' contributions..............       33,889         45,800         27,987        45,506        7,900          44,673
 Employers' contributions..............           --             --             --            --           --              --
 Accrued interest......................          113             --             --            --        1,077              --
OPTION TRANSFERS RECEIVABLE
 (PAYABLE).............................        5,145          1,251            306           955          193           1,868
OTHER..................................           --             --             --            --           --              --
                                          ----------     ----------     ----------    ----------     --------      ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS..............................   $1,775,688     $3,228,929     $1,811,948    $2,634,598     $292,699      $2,294,394
                                          ==========     ==========     ==========    ==========     ========      ==========

                                           PARTICIPANT-DIRECTED INVESTMENTS
                                         ------------------------------------

                                         TEMPLETON     MONEY
                                          FOREIGN      MARKET     PARTICIPANT
                                           FUND         FUND         LOANS
                                         ---------     ------     -----------
INVESTMENTS:
 Corporate securities--
   Tenneco Inc. common stock...........  $     --    $       --    $     --
   El Paso Natural Gas Company common
     stock.............................        --            --          --
   Newport News Shipbuilding Inc.
     common stock......................        --            --          --
                                         --------    ----------    --------
                                               --            --          --
 Collective trust funds--
   BZW Barclays Equity Index Fund......        --            --          --
   BZW Barclays U.S. Debt Market Index
     Fund..............................        --            --          --
                                         --------    ----------    --------
                                               --            --          --
 Registered investment companies--
   Fidelity Growth Company Fund........        --            --          --
   INVESCO Value Trust Total Return
     Fund..............................        --            --          --
   Putnam New Opportunities Fund.......        --            --          --
   Templeton Foreign Fund..............   264,170            --          --
                                         --------    ----------    --------
                                          264,170            --          --
 Nations Cash Reserves.................        --     2,092,529          --
 Participant loans receivable..........        --            --     566,866
                                         --------    ----------    --------
       Total investments...............   264,170     2,092,529     566,866
RECEIVABLES:
 Employees' contributions..............     6,165        29,955          --
 Employers' contributions..............        --            --          --
 Accrued interest......................        --         8,346       1,820
OPTION TRANSFERS RECEIVABLE
 (PAYABLE).............................       203         1,785     (11,706)
OTHER..................................        --            --          --
                                         --------    ----------    --------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS..............................  $270,538    $2,132,615    $556,980
                                         ========    ==========    ========



















                                                  NONPARTICIPANT-DIRECTED INVESTMENTS
                                         -----------------------------------------------------
                                                          EL PASO      NEWPORT NEWS
                                         TENNECO INC.   NATURAL GAS    SHIPBUILDING
                                            COMMON        COMPANY          INC.       CLEARING
                                            STOCK       COMMON STOCK   COMMON STOCK   ACCOUNT       TOTAL
                                         ------------   ------------   ------------   --------      -----
INVESTMENTS:
 Corporate securities--
   Tenneco Inc. common stock...........   $4,502,952      $     --       $     --     $    --    $ 6,192,594
   El Paso Natural Gas Company common
     stock.............................           --       609,841             --          --        609,841
   Newport News Shipbuilding Inc.
     common stock......................           --            --        389,550          --        389,550
                                          ----------      --------       --------     -------    -----------
                                           4,502,952       609,841        389,550          --      7,191,985
 Collective trust funds--
   BZW Barclays Equity Index Fund......           --            --             --          --      3,181,878
   BZW Barclays U.S. Debt Market Index
     Fund..............................           --            --             --          --      1,783,655
                                          ----------      --------       --------     -------    -----------
                                                  --            --             --          --      4,965,533
 Registered investment companies--
   Fidelity Growth Company Fund........           --            --             --          --      2,588,137
   INVESCO Value Trust Total Return
     Fund..............................           --            --             --          --        283,529
   Putnam New Opportunities Fund.......           --            --             --          --      2,247,853
   Templeton Foreign Fund..............           --            --             --          --        264,170
                                          ----------      --------       --------     -------    -----------
                                                  --            --             --          --      5,383,689
 Nations Cash Reserves.................      124,986        15,864         11,992      43,456      2,335,726
 Participant loans receivable..........           --            --             --          --        566,866
                                          ----------      --------       --------     -------    -----------
       Total investments...............    4,627,938       625,705        401,542      43,456     20,443,799
RECEIVABLES:
 Employees' contributions..............           --            --             --          --        241,875
 Employers' contributions..............      117,445            --             --          --        117,445
 Accrued interest......................          302            38             29       1,464         13,189
OPTION TRANSFERS RECEIVABLE
 (PAYABLE).............................           --            --             --          --             --
OTHER..................................           --            --             --      (7,777)        (7,777)
                                          ----------      --------       --------     -------    -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS..............................   $4,745,685      $625,743       $401,571     $37,143    $20,808,531
                                          ==========      ========       ========     =======    ===========

   This exhibit is an integral part of the accompanying financial statements.

                                                                       EXHIBIT 2

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                  INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                PARTICIPANT-DIRECTED INVESTMENTS
                               ---------------------------------------------------------------------------------------------------

                                                             BZW BARCLAYS    FIDELITY       INVESCO         PUTNAM
                               TENNECO INC.   BZW BARCLAYS    U.S. DEBT       GROWTH      VALUE TRUST         NEW        TEMPLETON
                                  COMMON      EQUITY INDEX   MARKET INDEX     COMPANY     TOTAL RETURN   OPPORTUNITIES    FOREIGN
                                  STOCK           FUND           FUND          FUND           FUND           FUND          FUND
                               ------------   ------------   ------------    --------     ------------   -------------   ---------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, BEGINNING OF
 PERIOD......................  $ 1,775,688    $ 3,228,929     $1,811,948    $ 2,634,598   $   292,699     $2,294,394     $270,538
                               -----------    -----------     ----------    -----------   -----------     ----------     --------
ADD:
 Dividends --
   Tenneco Inc...............      116,859             --             --             --            --             --           --
   Other corporate
     securities..............           --             --             --             --            --             --           --
   Registered investment
     companies...............           --             --             --      1,942,810       224,290        105,450       83,103
 Interest....................        5,914             --             --             --            --             --           --
                               -----------    -----------     ----------    -----------   -----------     ----------     --------
                                   122,773             --             --      1,942,810       224,290        105,450       83,103
 Net appreciation
   (depreciation) in fair
   value of investments......   (1,995,210)     1,323,716        227,591     (1,716,667)      159,814        559,974      (95,552)
                               -----------    -----------     ----------    -----------   -----------     ----------     --------
       Net investment income
        (loss)...............   (1,872,437)     1,323,716        227,591        226,143       384,104        665,424      (12,449)
 Contributions --
   Employees.................    1,269,183      1,953,805      1,180,607      2,332,276       539,209      1,512,800      224,109
   Employers.................      110,914         10,858            426        197,122        91,699          7,266        3,279
   Rollovers.................       61,284         50,299          7,192         90,183        11,569         53,092          716
                               -----------    -----------     ----------    -----------   -----------     ----------     --------
                                 1,441,381      2,014,962      1,188,225      2,619,581       642,477      1,573,158      228,104
 Repayment of loan
   interest..................       10,507         11,064          3,954         10,708         2,168         10,902        1,220
 Transfer from other plans
   (Note 4)..................    9,101,485             --             --     17,344,144     7,362,607             --           --
                               -----------    -----------     ----------    -----------   -----------     ----------     --------
       Total additions.......    8,680,936      3,349,742      1,419,770     20,200,576     8,391,356      2,249,484      216,875
                               -----------    -----------     ----------    -----------   -----------     ----------     --------
DEDUCT:
 Withdrawals.................      333,519        234,423        129,984        331,175       143,824        184,676       42,813
                               -----------    -----------     ----------    -----------   -----------     ----------     --------
       Total deductions......      333,519        234,423        129,984        331,175       143,824        184,676       42,813
                               -----------    -----------     ----------    -----------   -----------     ----------     --------
OPTION TRANSFERS, net........      586,280      4,203,056         (3,003)    (1,871,107)    3,390,765        768,616      450,672
                               -----------    -----------     ----------    -----------   -----------     ----------     --------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of period.....  $10,709,385    $10,547,304     $3,098,731    $20,632,892   $11,930,996     $5,127,818     $895,272
                               ===========    ===========     ==========    ===========   ===========     ==========     ========

                                   PARTICIPANT-DIRECTED INVESTMENTS
                                   -----------------------------

                                          MONEY
                                         MARKET      PARTICIPANT
                                          FUND          LOANS
                                         ------      -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, BEGINNING OF
 PERIOD......................          $ 2,132,615   $  556,980
                                       -----------   ----------
ADD:
 Dividends --
   Tenneco Inc...............                   --           --
   Other corporate
     securities..............                   --           --
   Registered investment
     companies...............                   --           --
 Interest....................              348,926           --
                                       -----------   ----------
                                           348,926           --
 Net appreciation
   (depreciation) in fair
   value of investments......                   --           --
                                       -----------   ----------
       Net investment income
        (loss)...............              348,926           --
 Contributions --
   Employees.................            1,656,699           --
   Employers.................              196,524           --
   Rollovers.................               70,425           --
                                       -----------   ----------
                                         1,923,648           --
 Repayment of loan
   interest..................                7,216           --
 Transfer from other plans
   (Note 4)..................           16,397,687      104,765
                                       -----------   ----------
       Total additions.......           18,677,477      104,765
                                       -----------   ----------
DEDUCT:
 Withdrawals.................              643,794       75,877
                                       -----------   ----------
       Total deductions......              643,794       75,877
                                       -----------   ----------
OPTION TRANSFERS, net........             (817,736)   2,126,873
                                       -----------   ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of period.....          $19,348,562   $2,712,741
                                       ===========   ==========








                                              NONPARTICIPANT-DIRECTED INVESTMENTS
                               ------------------------------------------------------------------
                                                EL PASO
                                              NATURAL GAS   NEWPORT NEWS
                               TENNECO INC.     COMPANY     SHIPBUILDING
                                  COMMON        COMMON          INC.       CLEARING     MERGER
                                  STOCK          STOCK      COMMON STOCK   ACCOUNT      ASSETS         TOTAL
                               ------------   -----------   ------------   --------     ------         -----
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, BEGINNING OF
 PERIOD......................  $ 4,745,685    $  625,743     $  401,571    $ 37,143   $        --   $20,808,531
                               -----------    ----------     ----------    --------   -----------   -----------
ADD:
 Dividends --
   Tenneco Inc...............      170,139            --             --          --            --       286,998
   Other corporate
     securities..............           --        20,871          5,015          --            --        25,886
   Registered investment
     companies...............           --            --             --          --            --     2,355,653
 Interest....................        4,031           777            499      17,801            --       377,948
                               -----------    ----------     ----------    --------   -----------   -----------
                                   174,170        21,648          5,514      17,801            --     3,046,485
 Net appreciation
   (depreciation) in fair
   value of investments......     (831,673)      259,167        322,464          --            --    (1,786,376)
                               -----------    ----------     ----------    --------   -----------   -----------
       Net investment income
        (loss)...............     (657,503)      280,815        327,978      17,801            --     1,260,109
 Contributions --
   Employees.................           --            --             --          --            --    10,668,688
   Employers.................    4,604,353            --             --          --            --     5,222,441
   Rollovers.................           --            --             --          --            --       344,760
                               -----------    ----------     ----------    --------   -----------   -----------
                                 4,604,353            --             --          --            --    16,235,889
 Repayment of loan
   interest..................       44,353            --             --          --            --       102,092
 Transfer from other plans
   (Note 4)..................           --       877,055        691,998          --     7,559,414    59,439,155
                               -----------    ----------     ----------    --------   -----------   -----------
       Total additions.......    3,991,203     1,157,870      1,019,976      17,801     7,559,414    77,037,245
                               -----------    ----------     ----------    --------   -----------   -----------
DEDUCT:
 Withdrawals.................      288,378        64,370         42,054          --            --     2,514,887
                               -----------    ----------     ----------    --------   -----------   -----------
       Total deductions......      288,378        64,370         42,054          --            --     2,514,887
                               -----------    ----------     ----------    --------   -----------   -----------
OPTION TRANSFERS, net........   (1,149,928)     (137,818)       (93,247)    105,991    (7,559,414)           --
                               -----------    ----------     ----------    --------   -----------   -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of period.....  $ 7,298,582    $1,581,425     $1,286,246    $160,935   $        --   $95,330,889
                               ===========    ==========     ==========    ========   ===========   ===========

   This exhibit is an integral part of the accompanying financial statements.

                                                                      SCHEDULE I

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1997

                                                                         SHARES OR                    CURRENT
        IDENTITY OF ISSUE                  DESCRIPTION OF ASSET          FACE VALUE      COST          VALUE
        -----------------                  --------------------          ----------      ----         -------
CORPORATE SECURITIES:
  Tenneco Inc.*...................  Tenneco Inc. common stock               444,825   $19,984,787   $17,570,588
  El Paso Natural Gas Company.....  El Paso Natural Gas Company common
                                    stock                                    23,325     1,233,717     1,551,113
  Newport News Shipbuilding
    Inc...........................  Newport News Shipbuilding Inc.
                                    common stock                             49,500       951,421     1,259,181
  Amoco Corporation...............  Amoco Corporation common stock            1,487        94,333       126,581
                                                                                      -----------   -----------
                                      Total corporate securities                       22,264,258    20,507,463
                                                                                      -----------   -----------
COLLECTIVE TRUST FUNDS:
  BZW Barclays Global Investors...  BZW Barclays Equity Index Fund          303,297     6,647,207     7,929,132
  BZW Barclays Global Investors...  BZW Barclays U.S. Debt Market Index
                                    Fund                                    238,684     2,896,012     3,098,425
  Norwest.........................  Norwest Advantage Growth Balanced
                                    Fund                                     43,591       972,942     1,121,591
  Norwest.........................  Norwest Advantage Index Fund             25,507       822,898     1,046,543
                                                                                      -----------   -----------
                                      Total collective trust funds                     11,339,059    13,195,691
                                                                                      -----------   -----------
REGISTERED INVESTMENT COMPANIES:
  Fidelity Investments
    Institutional Services Co.....  Fidelity Growth Company Fund            476,353    22,502,952    20,635,599
  Fidelity Investments
    Institutional Services Co.....  Fidelity Managed Income Fund          1,220,770     1,220,770     1,220,770
  Fidelity Investments
    Institutional Services Co.....  Fidelity Magellan Fund                   16,714     1,331,692     1,592,305
  Fidelity Investments
    Institutional Services Co.....  Fidelity Equity Income Fund              29,792     1,159,639     1,561,391
  Fidelity Investments
    Institutional Services Co.....  Fidelity OTC Portfolio                    5,772       190,779       193,088
  Fidelity Investments
    Institutional Services Co.....  Fidelity Balanced Fund                   15,299       217,115       233,621
  Fidelity Investments
    Institutional Services Co.....  Fidelity Global Balanced Fund             4,402        58,375        64,401
  INVESCO Funds Group, Inc........  INVESCO Value Trust Total Return
                                    Fund                                    309,761     8,849,660     9,010,952
  Putnam Management Company.......  Putnam New Opportunities Fund           101,249     4,476,836     4,925,755
  Franklin Templeton..............  Templeton Foreign Fund                   83,196       912,542       827,805
                                                                                      -----------   -----------
                                      Total registered investment
                                        companies                                      40,920,360    40,265,687
                                                                                      -----------   -----------
MONEY MARKET FUNDS:
  NationsBank of Texas, N.A.......  Nations Cash Reserves                18,350,081    18,350,081    18,350,081
  Norwest.........................  NWCTF Short-Term Investment Fund        193,658       193,658       193,658
                                                                                      -----------   -----------
                                      Total money market funds                         18,543,739    18,543,739
                                                                                      -----------   -----------
  Tenneco Thrift Plan for Hourly
    Employees*....................  Participant loans receivable
                                    (interest rates ranging from 6% to
                                    12%)                                  2,721,460     2,721,460     2,721,460
                                                                                      -----------   -----------
                                      Total assets held for investment
                                        purposes                                      $95,788,876   $95,234,040
                                                                                      ===========   ===========

-------------------------

*Indicated party in interest.

                                                                     SCHEDULE II

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

         SCHEDULE OF REPORTABLE TRANSACTIONS -- SERIES OF TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                              COST                     COST
                                                  PURCHASE       IN-KIND       SELLING      OF ASSETS     IN-KIND    OF ASSETS
      IDENTITY OF                                   PRICE       EXCHANGES       PRICE        SOLD OR     EXCHANGES   EXCHANGED
    PARTY INVOLVED             Description         (a)(c)         IN(c)        (a)(c)      DISTRIBUTED    OUT(c)        OUT
    --------------             -----------        --------      ---------      -------     -----------   ---------   ---------
Tenneco Inc............  Tenneco Inc. common
                         stock                   $ 1,697,486   $14,099,315   $ 1,573,116   $ 1,468,737    $18,808     $18,236
BZW Barclays Global
  Investors............  BZW Barclays Equity
                         Index Fund                3,804,272            --       380,734       332,881         --          --
BZW Barclays Global
  Investors............  BZW Barclays U.S. Debt
                         Market Index Fund         1,470,857            --       383,678       368,094         --          --
Fidelity Investments
  Institutional
  Services Co..........  Fidelity Growth Company
                         Fund                     21,524,259            --     1,760,130     1,728,234         --          --
INVESCO Funds Group,
  Inc..................  INVESCO Value Trust
                         Total Return Fund         8,843,662            --       276,053       269,897         --          --
Putnam Management
  Company..............  Putnam New
                         Opportunities Fund        2,537,179            --       419,251       389,390         --          --
NationsBank of Texas,
  N.A..................  Nations Cash Reserves    73,561,331            --    57,546,976    57,546,976         --          --


                           NET
      IDENTITY OF          GAIN
    PARTY INVOLVED        (LOSS)
    --------------        ------
Tenneco Inc............
                         $104,951
BZW Barclays Global
  Investors............
                           47,853
BZW Barclays Global
  Investors............
                           15,584
Fidelity Investments
  Institutional
  Services Co..........
                           31,896
INVESCO Funds Group,
  Inc..................
                            6,156
Putnam Management
  Company..............
                           29,861
NationsBank of Texas,
  N.A..................        --

-------------------------

(a) Purchase price includes expenses incurred in connection with transactions (i.e., commissions, transfer fees, etc.).

(b) Selling price is net of expenses incurred in connection with transactions.

(c) Current value of asset on transaction date is equal to the purchase/selling price and in-kind exchanges in/out.

NOTE: This schedule is a listing of series of transactions in the same security which exceed 5 percent of the market value of the Tenneco Thrift Plan for Hourly Employees assets held on January 1, 1997. The Trustee initiates and consummates all investment transactions at the direction of the participants.

                                                                    SCHEDULE III

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

           SCHEDULE OF REPORTABLE TRANSACTIONS -- SINGLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                                COST
                                                                                   IN-KIND                    OF ASSETS     NET
       IDENTITY OF                                                   PURCHASE     EXCHANGES      SELLING       SOLD OR      GAIN
      PARTY INVOLVED                DESCRIPTION                     PRICE(a)(c)     IN(c)      PRICE(b)(c)   DISTRIBUTED   (LOSS)
      --------------                -----------                     -----------   ---------    -----------   -----------   ------
Tenneco Inc.                Tenneco Inc. common stock    In-kind    $       --    $8,825,002   $       --    $        --     $--
Fidelity Investments        Fidelity Growth Company
  Institutional Services    Fund
  Co.                                                    Purchase   17,340,559            --           --             --     --
Fidelity Investments        Fidelity Growth Company
  Institutional Services    Fund
  Co.                                                    Purchase    1,412,771            --           --             --     --
INVESCO Funds Group, Inc.   INVESCO Value Trust Total    Purchase    7,363,285            --           --             --     --
                            Return Fund
NationsBank of Texas, N.A.  Nations Cash Reserves        Purchase   46,083,551            --           --             --     --
NationsBank of Texas, N.A.  Nations Cash Reserves        Purchase   16,370,899            --           --             --     --
NationsBank of Texas, N.A.  Nations Cash Reserves        Sale               --            --   46,243,330     46,243,330     --

-------------------------
(a) Purchase price includes expenses incurred in connection with transaction (i.e., commissions, transfer fees, etc.).

(b) Selling price is net of expenses incurred in connection with transaction.

(c) Current value of asset on transaction date is equal to the purchase/selling price and in-kind exchanges in.

NOTE: This schedule is a listing of single transactions which exceed 5 percent of the market value of the Tenneco Thrift Plan for Hourly Employees assets held on January 1, 1997. The Trustee initiates and consummates all investment transactions at the direction of the participants.

                                                                     SCHEDULE IV

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                RELATIONSHIP TO PLAN                                                                            INTEREST
 IDENTITY OF     EMPLOYER OR OTHER       DESCRIPTION OF TRANSACTIONS INCLUDING MATURITY DATE,     AMOUNT        INCURRED
PARTY INVOLVED   PARTY IN INTEREST      RATE OF INTEREST, COLLATERAL AND PAR OR MATURITY VALUE    LOANED        ON LOAN
--------------  --------------------    ------------------------------------------------------    ------        --------
Tenneco Inc.    Employers               Lending of monies from the Hourly Thrift Plan to the
                                        Employers -- September 29, 1996 (payroll date),
                                        employee contributions of four divisions of Tenneco
                                        Automotive not remitted until April 17, 1997. Interest
                                        at 17.46% per annum............................           $50,158(a)     $2,639(a)
Tenneco Inc.    Employers               Lending of monies from the Hourly Thrift Plan to the
                                        Employers -- August 22, 1997 (payroll date), employee
                                        contributions of Filer City not remitted until April
                                        30, 1998. Interest at 22% per annum............            13,032(b)      1,037(b)

(a) The employee contributions and related earnings were paid to the Hourly Thrift Plan on April 17, 1997.

(b) The employee contributions and related earnings were paid to the Hourly Thrift Plan on April 30, 1998. Interest reflected on schedule represents 1997 interest.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Tenneco Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          TENNECO THRIFT PLAN FOR HOURLY
                                          EMPLOYEES

Date: June 26, 1998                                        By: /s/ DANA G. MEAD
                                               ---------------------------------------------
                                                               Dana G. Mead
                                                          Chairman of the Tenneco
                                                            Benefits Committee

                                INDEX TO EXHIBIT

EXHIBIT
NUMBER
-------

  23       --Consent of Independent Public Accountants